FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES

MAY 2004 DISTRIBUTION OF $US 0.11

Calgary, Alberta – May 18, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$ 0.11 per trust unit will be paid on June 15, 2004 in respect of the May 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business May 31, 2004.  The ex-distribution date is May 27, 2004.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust                                                             Investor Relations Counsel:

Luc Chartrand, President and CEO                                         The Equity Group Inc.

Telephone (403) 213-2502                                                       Linda Latman (212) 836-9609

Fax  (403) 294-1197                                                                 Sarah Torres (212) 836-9611

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com